                                                 File No. 70-9147



               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 3

                                TO

                   APPLICATION OR DECLARATION

                          ON FORM U-1

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

(Name of company or companies filing this statement and addresses of principal executive offices)


                    Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                    Thomas K. Henderson, Esq.
                    Vice President
                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740


(Name and address of agent for service)

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     1.   Applicants hereby amend Item No. 6, Exhibits and

          Financial Statements, of their Application or Declaration by adding Exhibits D-6 through D-9 to the end thereof and filing herewith Exhibits D-1, D-2, D-3, D-4 and D-9:

          (a)  Exhibits

               D-1    Joint Application of Allegheny
                      Power System, Inc. and DQE, Inc.
                      to the FERC (filed in paper
                      pursuant to continuing hardship
                      exemption in Item 202(a) of
                      Regulation S-T granted on April
                      1, 1998).

               D-2    Testimony of Dr. Howard Pifer before
                      the FERC (filed on paper as part of
                      Exhibit D-1 above--specifically,
                      Statement No. 5, Volume 3:  Testimony
                      and Exhibits).

               D-3    Application of West Penn Power
                      Company before the Pennsylvania
                      Public Utility Commission dated
                      August 1, 1997 (filed in paper
                      pursuant to continuing hardship
                      exemption in Item 202(a) of
                      Regulation S-T granted on April
                      1, 1998).

               D-4    Application of Allegheny Power
                      System, Inc. before the Maryland
                      Public Service Commission dated
                      August 1, 1997.

               D-6    FERC Order (to be filed by
                      amendment)

               D-7    Pennsylvania Public Utility
                      Commission Order (to be filed by
                      amendment)

               D-8    Maryland Public Service
                      Commission Order (to be filed by
                      amendment)

               D-9    Nuclear Regulatory Commission
                      Order


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                           SIGNATURE


          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              ALLEGHENY ENERGY, INC.



                              By:  /s/ Carol G. Russ
                                   Counsel






Dated:  May 12, 1998